Exhibit A

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

StepStone Private Markets

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$13,641,102.43	$153.10	$2,088.45
Fees Previously Paid	$172,443,549.45	$153.10	$26,401.11
Total Transaction Valuation	$186,084,651.88
Total Fees Due for Filing			$28,489.56

Total Fees Previously Paid			$26,401.11
Total Fee Offsets			-

Net Fee Due			$2,088.45

Table 2 – Fee Offset Claims and Sources

Not applicable.